SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                               AMENDED FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or (g) of
                     The Securities and Exchange Act of 1934
                                ----------------

                         U.S.A. SUNRISE BEVERAGES, INC.
             (Exact name of registrant as specified in its charter)

       South Dakota                                      46-0439668
       ------------                                      ----------
(State or other jurisdiction of                        (IRS Employer
 incorporation or organization)                      Identification Number)


   P.O. Box 938 Spearfish, SD                              57783
   --------------------------                              -----
(Address of principal executive                         (Zip Code)
        offices)

               Registrant's telephone number, including area code:
                                 (605) 642-5560
                                ----------------


              Securities to be registered pursuant to Section 12(b)
                                  of the Act:

                                      None

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                                (Title of Class)

               Class A Voting Preferred, par value $0.01 per share
               ---------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
      TOPIC                                                               PAGE
      -----                                                               ----

      ITEM 1.         BUSINESS

             (a)      General Development of Business                       1
             (b)      Narrative Description of Business                     6
             (c)      Financial Information About Foreign and               7
                      Domestic Operations and Export Sales

      ITEM 2.         FINANCIAL INFORMATION

             (a)      Selected Financial Data                               8
             (b)      Management's Discussion and Analysis of               8
                      Financial Condition and Results of Operation

      ITEM 3.         PROPERTIES                                            10

      ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

             (a)      Security Ownership of Certain Beneficial Owners       10
             (b)      Security Ownership of Management                      11
             (c)      Changes in Control                                    12

      ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS

             (a)      Identification of Directors                           12
             (b)      Identification of Executive Officers                  13
             (c)      Identification of Certain Significant Employees       13
             (d)      Family Relationships                                  13
             (e)      Business Experience                                   13
             (f)      Involvement in Certain Legal Proceedings              15

      ITEM 6.         EXECUTIVE COMPENSATION
             (a)      Cash Compensation, Bonus, and Deferred Compensation   15
             (b)      Compensation Pursuant to Plans                        15

      ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

             (a)      Transactions with Management and Others               15
             (b)      Certain Business Relationships                        16
             (c)      Indebtedness of Management                            16

      ITEM 8.         LEGAL PROCEEDINGS                                     16

      ITEM 9.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                      COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

             (a)      Market Information                                    17
             (b)      Holders                                               18
             (c)      Dividends                                             18

      TOPIC                                                               PAGE
      -----                                                               ----
      ITEM 10.        RECENT SALES OF UNREGISTERED SECURITIES               18

      ITEM 11.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                      REGISTERED

             (a)      Capital Stock                                         18
             (b)      Debt Securities                                       20
             (c)      Further Information                                   20

      ITEM 12.        INDEMNIFICATION OF DIRECTORS AND OFFICERS             20

      ITEM 13.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA           21

      ITEM 14.        DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                      AND FINANCIAL DISCLOSURE                              35

      ITEM 15.        FINANCIAL STATEMENTS AND EXHIBITS

             (a)      List of Financial Statements                          35
             (b)      Exhibit Index                                         35


      SIGNATURES                                                            36

      EXHIBIT INDEX                                                         37

                                ITEM 1: BUSINESS

(a)      General Development of Business.

U.S.A. Sunrise Beverages, Inc.(the "Company")was incorporated in August 13, 1990 in the State of South Dakota under the name Papaya U.S.A. Corporation. On November 4, 1993, the Company changed its name to U.S.A. Sunrise Beverages, Inc. Since its inception, the Company has conducted limited operations, principally in the United States, of engaging in manufacturing and test marketing of a South American formulated papaya soft drink known as "Papaya Sunrise".

The Company is filing its Form 10-SB voluntarily. The reasons for this filing are easier access to capital markets and that such filing will aid in the Company's ability to negotiate a fairer valuation of the Company for the benefit of the Company's shareholders.

The Company has 10,000,000 shares of common stock authorized for issuance (the "Common Stock") with 3,750,000 shares issued and outstanding (the "Common Shares"), and has 500,000 shares of preferred stock authorized for issuance (the "Preferred Stock") with 400,000 shares issued and outstanding (the "Preferred Shares" and together with the Common Shares as the "Shares"), and has sixty five
(65) shareholders (the "Shareholders"). All of the Shares were issued in private placement transactions. As of the date of filing this Form 10-SB and upon meeting applicable state securities rules, there will be 3,750,000 Common Shares and 400,000 Preferred Shares eligible for resale pursuant to Securities and Exchange ("SEC") Rule 144. The Company intends to enter into agreements with all of the Shareholders to restrict them from reselling any of their Shares for a period of six months beginning with the effective date of this Form 10-SB. See Market Information.

The Company is a development stage company and is in the process of developing a bottled water manufacturing facility, acquiring bottling equipment and formulating plans for the production and distribution of bottled water. The location of the proposed bottling facility is in an industrial park located in Spearfish, South Dakota. The Company intends to bottle water acquired from the Tesoro Corporation ("Tesoro") (a corporation in which Omar Barrientos, the Company's president is a minority shareholder) and to distribute this water under the name "Rushmore Springs." The Company plans to achieve distribution through the network of product distributors previously engaged by the Company to distribute Papaya Sunrise, the Company's original papaya based beverage.

Tesoro is a domestic corporation, duly incorporated on or about September 18, 1989 in the State of South Dakota, and with its principal place of business being 2141 Maywood Drive, P.O. Box 8389, Rapid City, SD 57709. Tesoro's registered agent upon whom service of process may be made is Omar Barrientos located at the address referenced above.

In November 1990, the Company entered into an agreement with Salvietti International Beverage Corp. ("Salvietti"), a Bolivian beverage company, pursuant to which the Company acquired the exclusive production and distribution rights in the United States to a papaya soft drink. The Company commenced its initial operations in January 1991 by conducting blind runs of its papaya soft drink product without labeling. The Company produced and distributed its product as blind samples to distributors and bottlers located in the mid-west U.S. The Company commenced manufacturing operations in July 1991 by manufacturing its papaya product under contract with Full Service Beverages, Inc. utilizing its facilities at Denver, Colorado. The Company's cans were produced by

Ball Manufacturing and its bottles by Owens Illinois. Production also was made under contract with two other bottlers.

Until October 1993, the Company introduced the papaya beverage under its own name, "Papaya Sunrise", in test markets within the United States. Using two marketing companies, the product was distributed in several markets, including areas of South Dakota, Nebraska, Colorado, Washington DC, Florida, New York, Illinois and California. Limited exposure was also effected in Kansas, Montana, and Wyoming. The Company was subsequently unable to continue producing and marketing the papaya drink due to a shortage of working capital and operations were discontinued. The Company ceased production and did not effect any sales of any of its products during 1993 although the Company's distributors continued sales of inventory on hand through October 28, 1993.

Salvietti subsequently went out of business and the Company lost its access to the papaya product. To the best of the Company's knowledge, the rights to the Salvietti papaya soft drink were subsequently acquired by other bottling companies. On September 30, 1993, the Company entered into an exclusive purchase and distribution agreement with Embotelladora La Cascada Ltda. ("Cascada"), the leading beverage producer in Bolivia, and one of the largest beverage and flavor producers in South America, pursuant to which the Company acquired the formulas for ten beverage flavors (including a papaya beverage) in exchange for the issuance of 152,600 Common Shares of the Company. To the Company's knowledge, there is no connection between the papaya beverage that the Company produced and distributed under the Salvietti arrangement, and the papaya and other formulas and flavors acquired under the Cascada agreement.

Pursuant to a subsequent contract, the Company has acquired from Tesoro the exclusive rights to import and distribute a mineral water (the "Viscachani Water") which is bottled in Bolivia by Cascada. The Company has also acquired from Tesoro the exclusive rights to a source of spring water from the Black Hills of South Dakota.

Based upon the results of the Company's prior test market activities with the Papaya Sunrise product, management believes that the most cost effective method for entry into the bottled beverage business is to control the production and bottling of a locally available quality spring water and to distribute this product through regional beverage distributors. The Company anticipates the cost to begin operations to be $250,000, which includes, among other things, the acquisition of a facility in which to conduct its operations, the acquisition of bottling equipment and associated manufacturing equipment, implementation of initial marketing, modifications to new facilities, and acquisition of molds for the Company's proprietary bottle design. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company intends to produce Rushmore Springs water in 1/2 liter, 1 liter, and 1 1/2 liter bottles and anticipates that the retail price to be $0.69, $1.09 and $1.49 respectively. The Company's cost estimates indicate that the Company can produce this product for $3.61 per case (a case being either twenty-four 1/2 liter, twelve 1 liter, or twelve 1 1/2 liter bottles) for an expected profit of $2.00 per case of water sold. The management of the Company has had substantial experience in the retail beverage business, however, the Company's experience has been limited to production and test marketing the papaya beverage during 1991 to 1993.

The Rushmore and Viscachani water products mentioned above are distinct and unique. The locally available Rushmore water is a "spring water" and the Bolivian Viscachani water is a "mineral water".

The Rushmore spring water will be the focus of the Company's initial efforts. The Viscachani mineral water is a distinct product that has been in production in Bolivia for over 100 years and has a very narrow acquired taste market segment in the bottled water industry. The cost FOB Houston to the Company of the mineral water exceeds $13.00 per case of 1.5 liter containers. For these reasons, the mineral water will require an expensive plan of marketing focused upon a selected target area. Conversely, the cost to the Company of a similar size case of spring water is approximately $4.00. Such pricing places the Company well within the competitive area of the lower medium range of currently marketed true spring waters.

The Company had a favorable response to its test marketing and experienced good turnover of its papaya product. The primary difficulty encountered by the Company in its initial marketing efforts was the inability, due to limited cash flow, to supply the demand for its product.

The Company's belief that it received a favorable response in its test marketing of the papaya drink was based upon the actual response of sales as compared to the Company's projected sales numbers based upon population. The Company's initial response projections were based upon comparable sales of beverage products in each congressional district. The Company's test marketing of Papaya Sunrise was based on projections by the Company of it ability to attain 5,000 cases per month, per 500,000 of population (based upon congressional districts). Actual sales in the areas of Nebraska, South Dakota and Washington D.C. showed on a pro-rata basis, sales of 10,200 cases per congressional district as obtainable. The actual sales response exceeded the projected response that led the Company to its determination that the response to its marketing efforts was favorable.

The Company and its distributors conducted taste tests inside supermarkets, and also introduced the product with live radio coverage. In Denver, Colorado, Omaha, Nebraska and Rapid City, South Dakota, the response was also very favorable. The company also introduced Papaya Sunrise, in trade shows sponsored by McLane International (a division of Wal-Mart), to chain store representatives. Based upon the positive response of these representatives, the Company was accepted by McLane as an approved vendor. During 1993, McLane, on behalf of the Company, also sampled the product in key locations around the Miami, Florida area, in California and in Puerto Rico. McLane also introduced the product during a promotion at Bud Stores in Florida. As a result of these efforts, McLane stated to the Company that they believed that the Company's product would be successful within their distribution system, including placement in the Wal-Mart stores' Latino program. The product received top awards in 1992 at the Nebraska Fair as product of the year.

Universal Marketing Company on behalf of the Company presented the product to chains such as Fleming Company, McKessen Company, Maloney & Hyde, and others, all with very favorable responses. The product's acceptance and early development was acknowledged by Beverage World, the industry's leading beverage trade publication and data provider. Beverage World published a brief positive article on the company and its product in their October 1992 edition. During 1992, the Company also sponsored live local coverage of Monday night football on TV with live demos and prizes from Shooters in Rapid City, SD. The weekly broadcast received very favorable responses with several inquires about the product. The commencement of product sales received responses from local media with the Rapid City Journal featuring the introduction on the first page of its business edition, and with local TV featuring the opening introduction of the product on its news reports.

During its test marketing, the Company had established distribution channels through bottlers and independent distributors in several locations across the United States and the Caribbean basin for papaya beverages and its other flavored drinks. These locations included distributors in Wyoming, South Dakota, Nebraska, Iowa, Kansas, Colorado, New Mexico, all of New England, Florida, Virginia, West Virginia, Maryland, Missouri, Illinois, Michigan, Minnesota, Ohio, and Oklahoma.

After the Company ceased its initial test marketing and with the intent of raising equity funds, the Company was advised that it should attempt to control all of its market areas in an effort to avoid possible claims of ownership of territories for the Company's products by distributors. The Company observed that other major beverage companies in the industry were having difficulties with distributors claiming ownership of certain product territories. As a result, these major companies were being forced to spend large sums of money to recover their rights to these territories from distributors. In October 1993, the Company reacquired and/or terminated all prior contracts with its distributors so as to prevent such future claims against the Company.

The Company has no present agreements with any of these distributors and there is no assurance that the Company will be able to establish or reestablish a business relationship with these prior distributors in any or all of these geographical areas.

Proposed Operations

The Company plans to offer a domestic spring water from the Black Hills of South Dakota and an imported mineral water from the Andes Mountains. The Company plans to first dedicate all its efforts to producing and marketing its domestic spring water. The source and supply of water are located on land next to the Company's former property. The Company intends to bottle the spring water at proposed facilities which are to be located in an industrial park within Spearfish, South Dakota, about ten miles from the waters' source.

Until August 18, 1998, the Company, pursuant to a land contract, owned a 8,960 square foot warehouse facility located on 18 acres of land in Spearfish, South Dakota. The Company acquired the property under a Contract of Deed from the seller, Dakota Mining Company. The terms of the Contract of Deed were as follows; Sales price, $285,000; initial down payment (to 4/1/95) $7,500; final down payment (to 5/1/95) $42,500. The Company was to make monthly payments of $2,062.29 on the remaining balance, with a balloon payment of any balance due on May 1, 2000 at 10% interest.

On August 18, 1998, the Company surrendered the aforementioned property to Dakota Mining Company via quit claim deed in exchange for a release from its contract obligations under the Contract of Deed. At the time the property was surrendered, the Company was in arrears on its payments under the Contract of Deed. The amounts claimed under the Contract of Deed were $283,043 in unpaid principal and $27,309 in accrued interest.

The Company presently owns the rights to: (a) purchase in bulk, water from a spring located in Spearfish, South Dakota from Tesoro (the "Rushmore Water");
(b) distribute and sell a mineral water bottled by Cascada in the Andes Mountains; and, (c) pursuant to a separate agreement with Cascada, produce and distribute ten beverage flavors (including a papaya beverage) in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America.

The Rushmore Water

On October 22, 1995 (as amended by an Addendum dated January 10, 1997), Tesoro and a Shareholder, the Paul Miller Sr. Trust (the "Trust") entered into an agreement in respect of the Rushmore Water (the "Rushmore Water Contract") which gave Tesoro the first right to purchase 23 million gallons (that amount being subject to increase by mutual agreement) of spring water from property owned by the Trust at a cost of $.07 per gallon. The term of the agreement is for one year, with automatic annual renewal for a period of twenty years. The agreed upon purchase price is subject to revision every fifth year based upon the average price of spring water as published in certain trade publications, and in no event shall the amount of an individual increase exceed $.07 per gallon. The agreement also grants to Tesoro the right of first refusal to purchase the source property. In the event of a transfer of the source property and/or water rights, the transferee shall be bound by the obligations of the agreement.

The agreement between the Trust and Tesoro affects the Company's access to purchase, and its obligations to purchase spring water on terms believed to be favorable to the Company. In their respective agreements, Tesoro has promised the Trust, and conversely the Company has promised Tesoro, that neither Tesoro or the Company will purchase spring water from any other ultimate source aside from the Trust until after the purchase level of 23 million gallons per year by the Company is achieved.

Beginning on the fifth anniversary date of the contract, the Company, through Tesoro, must be purchasing a minimum of one million gallons per year from the Trust. Failure to attain this amount would allow the Trust to have the right to sell its water to others in disregard to its exclusivity agreement with the Tesoro and the Company. The Company has agreed to buy spring water from Tesoro at a mutually agreed price per gallon. The Company and Tesoro are in agreement with the employment of present and proposed management, and both believe that maintaining such agreed upon management is crucial to their agreement. For this reason, any hostile change of management of the Company would constitute grounds for Tesoro to terminate the agreement with the Company.

The Rushmore Water Bottling Facility

On July 13, 1998, the Company and the Trust entered into a letter of intent (the "Letter of Intent") describing the basic terms for several contemplated agreements between the Trust, the Company and Tesoro. See Certain Relationships and Related Transactions, and see also Material Contracts, Exhibit 10.7.

The contemplated agreements described in the Letter of Intent are subject to the Company's successful completion of several contingencies including, among other things, the Company achieving initial capitalization in the amount of $250,000 and income projections in the amount of $150,000 in the first year of operations, which the parties acknowledge to be necessary to comply with the basic terms of the Letter of Intent. The first year of operations, as per the Company's projections, actually consist of 15 calendar months, with the first three months after capitalization being dedicated to pre-sales and installation of equipment. Actual sales of the Company's products are projected to begin in the 4th month after capitalization. Furthermore, the Trust has not given nor has it requested a deadline as to a time by which the Company is capitalized, except to note that the Company is pursuing capitalization as part of this registration.

Upon satisfaction of the contingencies, the Letter of Intent contemplates that the Company, the Trust, and Tesoro would enter into a bulk water sales agreement and a water hauling contract, and that the Trust and the Company would enter into a building lease and an equipment lease for the use of production facilities and property which would be used in the bottling and distribution of the Rushmore Water.

Pursuant to the terms of the Letter of Intent, the contemplated bulk water sales agreement would specify that the Trust would sell water to Tesoro, and Tesoro would exclusively buy from the Trust, up to 23 million gallons annually, for $.07 per gallon. Pursuant to the water hauling agreement contemplated under the Letter of Intent, the Trust would deliver the water sold to Tesoro to the Company at the rate of $.03 per gallon, payment of such price under each of these agreement would be paid by Tesoro and the payment guaranteed by the Company. The hauling agreement is contemplated to be subject to termination by the Trust upon ninety days notice. Should the Trust terminate the hauling agreement, the consequences to the Company would be the Company's need to acquire or contract for a tanker, offset by the savings of $0.03 per gallon as paid to the Trust as provided for in the hauling agreement. The Letter of Intent specifies no period of duration for these agreements.

Pursuant to the equipment lease contemplated under the Letter of Intent, the Trust would lease to the Company a bottling unit, tanks, and miscellaneous equipment, having a maximum value of $150,000. The Letter of Intent specifies that the Company be obligated at its own cost, to maintain, repair or replace the equipment during the term of the equipment lease. The equipment lease payments are contemplated to be as follows: (a) 1-3 months, $3,000 per month;
(b) 5-6 months,  $4,000 per month; (c) 7-12 months,  $5,000 per month; (d) 13-36 months, $7,250 per month; (e) 37-84 months, $6,250 per month. During the 84th month, the Company may renew the lease on a year to year basis. The Company would also have the option to purchase the equipment for $75,000 in the tax year following the 84th month of the lease.

Pursuant to the terms of the building lease contemplated under the Letter of Intent, the Trust would lease to the Company a building owned by the Trust, and located in Spearfish, SD. The Letter of Intent specifies that the Company would be obligated at its own cost for any improvements required to conduct the Company's business. The lease payments are contemplated to be as follows: (a) 1-3 year, $1,417 per month; (b) 4-6 month, $1,487 per month; (c) 7-9 year, $1,562 per month; and (d) 10 year, $1,640 per month. The Letter of Intent also contemplates that the Company would have a ninety day right of first refusal to match any bona fide offer received by the Trust to purchase the premises.

The Company believes that it will be able to complete the contingencies in the Letter of Intent and commence manufacturing operations within three months following the receipt of $250,000 and completion of modifications to its proposed facility. There are no assurances that the Company will be able to secure such funds or that the Company will be able to begin manufacturing. The Company intends to conduct initial production runs that will produce product samples for distributors to assist in the solicitation of product orders. The Company thereafter intends to manufacture product to deliver to distributors in response to its sample program. There are no assurances that the Company will be able to begin manufacturing or meet its proposed product roll out schedule. The proposed operations as described above will be dependent entirely upon the Company obtaining sufficient capital to conduct its proposed operations. There are no assurances that the Company will be able to obtain the necessary capital to commence its operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Viscachani Water

On September 30, 1993, Cascada and Tesoro entered into an agreement in respect of the Viscachani Water (the "Viscachani Water Contract") which gave Tesoro the right to purchase, distribute, and sell the water bottled by Cascada in the Andes Mountains in Bolivia. The agreement has no specified duration period. Purchase price is to be determined by quotation FOB port and shall remain valid for a period of less than one year. On October 1, 1993, Tesoro and the Company entered into a substantially identical agreement wherein the Company obtained the distribution rights from Tesoro under the same terms as described above as a pass through for cost for nominal consideration.

Other Beverage Products

On September 30, 1993, the Company entered into an exclusive purchase agreement with Cascada wherein the Company acquired the formulas, trademarks, technologies, and the exclusive right to produce and distribute ten beverage flavors (including a papaya beverage) in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America. The Company acquired these rights in exchange for the issuance of 152,600 Common Shares of the Company. The term of the technology agreement is "continuous with revisions every ten years or when the parties, by mutual accordance, find it pertinent."

This agreement further provides the Company with the right of first refusal should Cascada wish to sell their Common Shares prior to the time the Company's Shares become publicly registered. In the event of a dispute of the value or number of the shares, the Company has further agreed to pay an agreed upon value of $1,144,500 to Cascada. The Company has also agreed to pay to Cascada a royalty of $.30 for each 240 fluid ounces of product which it sells. See Material Contracts, Exhibit 10.1 and 10.2.

The Company's initial focus will be to begin its spring water production and marketing. Thereafter, the Company intends to direct efforts to market its Papaya beverage within 3 to 6 months after it commences spring water production. During the first 24 months of production, the Company plans to produce and sell its Papaya product as its main flavored drink to be followed by the Peach (Durazno), Orange (Naranha), and limonada flavors as market response to the Company's products dictates. However, the Company reserves the right to change the flavors to be introduced in accordance with its surveys of market response to the Company's then available products and market preferences.

Capital Resources

Since its inception the Company has worked with a shortage of working capital. In June 1993, after having suspended operations, the Company entered into an agreement with an investment banker located in Dallas, Texas. This investment banker introduced Company to another financial advisor with which the Company initially entered into an agreement to pursue the acquisition of a regional bottler in August 1993. When the acquisition stalled, the financial advisor introduced the Company to other potential sources of financing, all of which did not materialize.

In November 1994, the Company entered into an agreement with Great American Financial Network of Norcross, GA, a NASD broker-dealer, pursuant to which the broker-dealer agreed to underwrite, on a best efforts basis, a private offering for the Company. Substantial due diligence was undertaken by the broker-dealer and a private placement memorandum was prepared.

The Company proceeded to complete all of the steps and requirements necessary for a private placement offering in connection with the offering, including all due diligence, legal, accounting, and registration in several states at the direction of Great American. The Company expended in excess of $60,000 in legal, accounting and blue sky fees in completing this process.

In June 1995, after offering memorandums had already been printed, and one week before offers of sales were to be made, Great American refused to complete the offering citing non-payment of fees from an unrelated transaction to which Great American had been introduced by Birchwood Capital Advisors which was also the Company's contact with Great American. Following this event, the Company made other attempts to raise capital through other third party financing sources, none of which materialized.

The proposed operations of the Company will be dependent entirely upon the Company obtaining sufficient capital to conduct its business. There are no assurances that the Company will be able to obtain the necessary capital to commence its operations. As noted in the financial statements incorporated herein, should the Company not be able to implement its business plan, there exists substantial doubt about the Company continuing to exist as a going concern. See Note 2 to Financial Statements.

The Company anticipates that it will be required to borrow additional money and may be required to issue additional debt or equity securities. There is no assurance that available investors or lenders can be found or that the terms of any financing which may be available to the Company would become available on suitable terms.

(b)      Narrative Description of Business

The Company was incorporated in the State of South Dakota in 1990. In November 1990, the Company acquired the exclusive production and distribution rights in the United States to a papaya soft drink. From January 1991 to October 1993, the Company introduced this beverage under its own name, in test markets within the United States. However, the Company was unable to continue producing and marketing the papaya drink due to a shortage of working capital.

On September 30, 1993, the Company entered into an exclusive purchase and distribution agreement with Cascada pursuant to which the Company acquired the formulas for ten beverage flavors (including a different papaya beverage than the one previously produced by the Company) in exchange for the issuance of 152,600 shares of Common Stock.

Pursuant to separate contracts with Tesoro, the Company has acquired the rights to import and distribute Viscachani Water, a Bolivian mineral water, and has also acquired the rights to the source of the Rushmore Water, a domestic spring water. The Rushmore Water rights are of an exclusive nature in that the Company has the exclusive right to draw up to twenty three million gallons of water annually. Tesoro may sell any surplus water not used by the Company to third parties, with the understanding that the Company's demands for water will always take precedence as to the first twenty three million gallons. In exchange for the exclusive right, the Company is obligated to purchase from Tesoro the first twenty three million gallons of water the Company uses annually.

Under its proposed plan of operations, the Company intends to lease a manufacturing facility, and to lease the bottling and manufacturing equipment necessary to begin operations. The Company plans to dedicate all its initial efforts to producing and marketing its Rushmore Water under the name "Rushmore Springs". The Company thereafter intends to manufacture and distribute, through independent bottlers and distributors, a line of beverages under the brand name "Sunrise." In addition, the Company intends, at some later time as is economically feasible, to import and distribute a mineral water from the Andes Mountains in Bolivia known as Viscachani Water. The Company has entered into a Letter of Intent with a Shareholder of the Company which contemplates several contingent agreements under which the Company will be able to lease the described manufacturing facilities and equipment necessary to begin producing its product. See Business.

The Company is not presently producing, selling or otherwise marketing any product, and does not intend to do so until after capitalization. The current business activities of the Company consist of solicitation of bids on equipment, negotiation of leases and pre-contacts with former and prospective distributors of the Company's products, including generation of sales plans and incentives by geographic area including freight areas and rates of rebates.

The Company's business facility located at Route 1 Spearfish, SD 57783, was surrendered via quit claim deed on August 18,1998, at which time the Company discontinued to use that location for its business purposes. Upon capitalization, the Company intends to enter into a lease with the Trust and intends to locate its business operations at 3150 4th Avenue, Spearfish, South Dakota.

The Company's current business address is Box 938, Spearfish, SD, 57783 and its phone number is (605) 642-5560. The Company is currently seeking a facility in which to locate its proposed operations. The Company has temporarily stored miscellaneous office and equipment and supplies at the 3150 4th Avenue location. This building has office space in addition to potential production space. The Company currently has temporary office space in a segregated basement area of Mr. Schroeder's home, together with telephone lines at 719 Cedar Lane, Spearfish, SD. The Company's permanent mailing address is 719 Cedar Lane P.O. Box 938 Spearfish, SD 57783. The Company is currently conducting its business from these locations. The Company's registered agent upon whom service of process may be made is Omar Barrientos whose physical address is 719 Cedar Lane, Spearfish, SD 57783.

Personnel

Company's ability to successfully implement its business plan will also depend upon attracting and retaining competent employees and management personnel. The Company's ability to attract competent personnel will be dependent on the ability of the Company to provide competitive salaries, benefits, support, and opportunity. The Company's primary key employee is its President, Omar Barrientos. If the Company should lose the services of Mr. Barrientos, there are no assurances that the Company would be able to obtain an acceptable replacement on suitable terms. There are no assurances that Company will be able to provide suitable compensation and/or benefits to attract and retain such personnel as are necessary to conduct its business.

Presently the Company has no full time employees. The Company has taken initial steps concerning its human resources plans. The Company's president, Omar Barrientos does not currently have an employment contract with the Company, but he devotes 100% of his time to the Company's business. The Company intends to enter into an employment agreement with Omar Barrientos, the Company's president upon capitalization of the Company.


The Company intends to offer employment to the following individuals:
Name ..................Position, duties                             Terms
Omar Barrientos .......CEO, overall management of Company           salaried
Robert Westerfield ....COO, bottler franchise operations network
                       and setup                                    salaried
Donald Chilton ........National sales manager                       commissioned
Douglas Brooks ........regional sales manager                       commissioned
Thomas Schroeder ......plant production                             salaried
Louis Twiss ...........minority contracts and Indian casinos rep    commissioned
3 plant employees .....production operators                         hourly
1 secretary ...........administrative                               hourly

Completion of the equipment installation should take approximately 60 days after capitalization of the Company. Omar Barrientos, Mr. Westerfield and Mr. Schroeder will be employed upon capitalization and the two latter individuals will serve during the installation period as supervisors, with the balance of the personnel mentioned above being brought into service at the completion of the installation phase which is projected to be 30 days after capitalization.

Regulation and Licensing

At this time, there is no government approval that is needed, pending or unapplied for that is required for the Company to engage in its business operations. The beverage industry is regulated by federal, state and local laws. The Company, or its contract bottlers, may be required to pass inspection of its facilities, improvements and sanitary conditions by the Department of Health in the jurisdiction of its bottling facilities. The bottled water industry is regulated primarily by the United States Food and Drug Administration (the "FDA"). The Company's products must satisfy the FDA's standards for chemical and biological purity and the Company's bottling facilities must comply with the FDA's good manufacturing practices. Additionally, the labels affixed to the Company's products are also subject to the FDA's restrictions on health and nutritional claims. Bottled water must also originate from an "approved source" in accordance with the standards prescribed by the various state health departments, which also regulate water purity, packaging and labeling of beverage products and the manufacturing practices of producers. The Company has satisfied the applicable regulations in both the beverage and bottled water industries and, is therefore, permitted to operate and to sell its products in the states in which they will be distributed. There can be no guarantee, however, that the various governmental regulations applicable to the beverage industry will not be changed so as to impose more stringent requirements on the Company's water sources, products or bottling facilities. If the Company's source, products or bottling facilities were to fail to be in compliance with any applicable government regulation, such failure could have a material adverse effect on the business of the Company.

Similarly, the Company is also subject to foreign regulation regarding its imported mineral water. Any possible violation or adverse change of these foreign regulations will affect the Company to the extent of its imported product only. The Company believes that any possible violation or adverse change of these foreign regulations would not have a material adverse effect on the business of the Company at this time.

Competition

The Company's products will compete in different segments of a market, all of which are highly competitive. The principal competitive factors affecting the market for the Company's products include product quality and taste, packaging, brand recognition, price and distribution capabilities. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company's competition includes a variety of domestic and international beverage manufacturers, all of which have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than the Company. In the event the Company becomes successful in its introduction and distribution of its beverage products, it is likely the Company may experience more intense competition in this segment from major beverage companies. The Company will compete with other bottled water and beverage companies not only for consumer acceptance and loyalty, but also for shelf space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which distribute and sell other beverage products. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

(c)Financial Information About Foreign and Domestic
   Operations and Export Sales.

The Company at present conducts no foreign operations and has no export sales although it will have foreign Shareholders owning a total of less than 5% of the Company upon registration of its Shares as described in Section 9(b).

(a)        Selected Financial Data

                                                      1998               1997              1996            1995              1994
                                                      ----               ----              ----            ----              ----
Summary of Earnings
-------------------
Revenue ....................................      $       0       $         0       $         0       $         0       $         0
Net income (loss) ..........................      $ (88,558)      $  (175,299)      $  (322,213)      $  (217,505)      $  (128,049)
Net LOSS per share .........................      $   (0.02)      $     (0.02)      $     (0.06)      $     (0.02)      $     (0.01)
Weighted average number of .................       4,161,572         3,732,635         5,503,052         6,211,730         5,514,509
shares outstanding

Summary of Financial Position:
Total assets ...............................      $   8,208       $   266,361       $   305,544       $    479,528      $    420,670

Unsecured liabilities ......................        434,351           353,283           215,637            153,164            88,298
Secured liabilities ........................              0           274,139           275,669            282,161           234,286
Shareholders' equity (deficit) .............      $(426,143)      $  (361,059)      $  (185,760)      $     49,471       $    98,136

----------
Notes:

    The above selected financial information should be read in connection with the Company's audited financial statements at December 31, 1998 appearing elsewhere in this registration statement.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying audited and unaudited financial statements, and should be read in conjunction with such statements.

In an effort to give investors a well-rounded view of the Company's current financial condition and future opportunities, management's discussion and analysis of the results of operations and financial condition and other sections of this Form 10-SB contain "forward-looking statements" about its prospects for the future. Such statements are subject to certain risks and uncertainties which would cause actual results to differ materially from those projected.

        Revenues

The Company's revenues consist of test marketing sales of the Company's beverage products. The Company's strategy has been to use all available capital for its product development and test marketing. Since its inception, the Company has primarily been involved in the product development and test marketing of its beverage and bottled water products. The Company has not derived any significant revenues from its limited product sales. The Company expects to incur significant capital expenditures prior to deriving any such product revenues.

        Liquidity and Capital Resources

The Company continues to experience a significant lack of cash flow and it is questionable as to whether the Company can maintain its business as a going concern. The following is a summary of the Company's cash flows:

                            Inception         Year Ended       Year Ended
                               To           December 31,     December 31,
                          Dec. 31, 1998         1998             1997
Operations                $ (649,599)      $ (21,505)         $ 66,427
Investing                    (10,140)              -                 -
Financing                    662,613          24,350            52,396

The Company's cash requirements to date have been met by the proceeds of its private placement of equity securities, issuance of debt securities, and cash generated from operations. The Company's expenditures have been primarily to fund research and development, acquisition of technology and formulas, general and administrative expenses, financing efforts, and test marketing of its products.

EQUITY PLACEMENTS:
DATE             NAME                   AMOUNT                     PRICE
1991 - various   Schroeder              $    22,265.00             $0.35 a share
1/4/93 .......   J.L.D. Bruch's         $   209,757.00             $2.28 a share
4/7/93 .......   Donald Huber           $    55,000.00             $4.58 a share
8/10/93 ......   Jim Klinefelter        $    25,005.00             $7.50 a share
9/7/93 .......   Dr. Vincent Eilers     $    10,005.00             $7.50 a share
10/20/93 .....   Birchwood Cptl. Adv.   $    34,000.00             $0.04 a share
12/31/95 .....   Various                $    40,228.00             $0.21 a share


DEBT PLACEMENTS:
DATE             NAME                   AMOUNT                     TERMS
12/31/98         Omar Barrientos        $    98,861                7%(1)(2)
7/11/95          Vincent Eilers         $    60,000                10%(3)
11/16/95         Dr. Neil Kurti         $    50,000                10%(4)
various          Paul Miller Sr. Trust  $    20,500                12%
2/3/97           Warren Moe             $     5,000                10%(5)

-----------------------------------------
(1)  this note may be paid in stock.
(2) this amount represents cash advances directly to the Company to pay expenses expenses paid on behalf of the Company for which the Company is liable for repayment, and interest accrued on amounts outstanding since inception which have been reclassified as principal.
(3) note is now a judgment in the amount of $74,129 plus statutory interest at the rate of 5%. Date of judgment 6/4/97.
(4)  Company  has  additionally paid  40,000  shares of  common stock.
(5) note was paid on January 7, 1998 by Omar Barrientos


The  Company's  present cash balance will not be  sufficient to fund its current and proposed operations in the future. The Company's capital strategy anticipates that the Company will increase its cash balance through financing transactions, including the issuance of debt and/or equity securities. No firm commitment arrangements have been entered into for future financing and no assurances can be given that adequate levels of additional funding can be obtained on favorable terms, if at all.

Management plans to register its common equity securities under Rule 12(g). Once in a position as a public company, management intends to pursue equity financing of up to $1,000,000 in a Regulation D private placement, or through a similar equity issuance to accredited investors. Management anticipates that funds generated through the private placement of its equity securities will be applied first to the reduction of certain outstanding obligations against the Company. The remainder will be applied to the pre-production costs of establishing national distribution of its products. Theses costs include expenditures for presale deposits, holding tank charges, labels and development, distribution and sales kickoff costs and working capital to fund inventory purchases and receivables.

As of January 1, 1999, the Company has approximately $780,000 of net operating loss carryforwards (the "NOL"). However, in the event the Company is required to issue additional equity securities, such issuance or issuances may trigger various provisions of the Federal income tax laws (including, but not limited to, IRC Sec. 381 as it relates to changes of control) and the NOL could be severely limited or eliminated in its future utilization.

Plan of Operation:

Based upon the results of the Company's prior test market activities with the Papaya Sunrise product, management believes that the most cost effective method for entry into the bottled beverage business is to control the production and bottling of a locally available quality spring water and to distribute this product through regional beverage distributors. The Company has entered into a Letter of Intent with a Shareholder of the Company which contemplates several contingent agreements under which the Company will be able to lease the described manufacturing facilities and equipment necessary to begin producing its product. The Company anticipates the cost to begin operations to be $250,000, which includes, among other things, the acquisition of a facility in which to conduct its operations, the acquisition of bottling equipment and associated manufacturing equipment, implementation of initial marketing, modifications to proposed facilities, and acquisition of molds for the Company's proprietary bottle design.

The Company believes that it will be able to complete the contingencies in the Letter of Intent and commence manufacturing operations within three months following the receipt of $250,000 and completion of modifications to its proposed facility. There are no assurances that the Company will be able to secure such funds or that the Company will be able to start manufacturing. See Narrative Description of Business.

                               ITEM 3: PROPERTIES

Until August 18, 1998, the Company owned an 8,960 square foot warehouse facility located on 18 acres of land in Spearfish, South Dakota. The location is in a remote area and does not have a physical street address. This property was subject to a Contract for Deed dated February 1, 1995, between Dakota Mining and Construction, Inc. (hereinafter "Dakota"), a South Dakota corporation, and the Company. Pursuant to the Contract for Deed, Dakota had filed a foreclosure action against the Company, being Court File No: C97-46, in Lawrence County, South Dakota.

On August 18, 1998, in exchange for a release from its contract obligations, the Company surrendered the property to the seller, Dakota, via quit claim deed. At the time of the surrender of the property, the Company was not current with payments of the down payment and interest accrued. As a result of the agreement, the Dakota has released the Company from its obligation and the Company owes no monies. See Legal Proceedings and see also Exhibit 10.6.

The Company intends to move it proposed operations to a 5,000 square foot facility located in an industrial park in Spearfish, South Dakota. The Company intends to lease a building at 3150 4th Avenue, Spearfish, South Dakota from the Paul Miller Sr. Trust. The annual cost is $17,500 for the first three (3) years, $17,844 annually for the fourth through sixth years, $18,744 for the seventh through ninth years and $19,680 for the tenth year.

The Company has also entered into a Letter of Intent with the Trust regarding a contemplated building lease for the proposed 5,000 square foot facility where the Company intends to conduct its operations. The letter of intent memorializes the complete relationship between the Company and the Trust. See Proposed Operations.

           ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                   MANAGEMENT

(a)     Security Ownership of Certain Beneficial Owners.

The following tables set forth as of June 1, 1998 the number and percentage of outstanding Shares of the Company beneficially owned by all persons known by the Company to be the owners of more than 5% of the Company's outstanding voting securities.

                 Name and Address               Amount and Nature
Title of          of Beneficial                   of Beneficial      Percent of
Class                Owner                          Ownership           Class
--------------------------------------------------------------------------------
Voting           Isabel & Elizabeth Barrientos  400,000 shares          100%
Preferred (3)    719 Cedar Lane
                 Spearfish, SD 57783

Voting           Omar Barrientos                400,000 shares          100%
Preferred (5)    P.O. Box 938
                 Spearfish, SD 57783

Common (2)       Hugo Barrientos                285,000 shares            7.6%
                 937 Herman Place
                 Rapid City, SD 57701

Common (1)       Omar A. Barrientos             283,000 shares            7.55%
                 1512 Marston
                 Ames, IA 50010

Common (6)       Birchwood Cptl. Advisors       400,000 shares           10.66%
                 4 Dogwood Court
                 West Paterson, NJ 07424

Common           Paul Miller Sr. Trust          271,169 shares            7.23%
                 967 Main
                 Deadwood, SD 57732

Common (4)       Elizabeth Schroeder            285,000 shares            7.6%
                 6778 Rosefield Dr.
                 San Diego, CA 92115

Common (3)       Elizabeth Schroeder and        405,000 shares           10.8%
                 Isabel Barrientos
                 719 Cedar Lane
                 Spearfish, SD 57783

Common (5)       Omar Barrientos                405,000 shares           10.8%
                 P.O. Box 938
                 Spearfish, SD 57783

Common (7)       Michael and Elisa Giordano      60,000 shares            1.62%
                 7841 NE 46th St.
                 Lauderhill, FL 30068

Common (8)       Michael Giordano III            30,000 shares            0.81%
                 23 Paterson Ave.
                 Little Falls, NJ 07424

Common (8)       Nicholas E. Giordano            30,000 shares            0.81%
                 23 Paterson Ave.
                 Little Falls, NJ 07424

Common (8)       Ann Giordano                    50,000 shares            1.35%
                 23 Paterson Ave.
                 Little Falls, NJ 07424
-------------------------------

(1) Omar A. Barrientos is the son of Omar Barrientos, the Company's President.
(2) Hugo Barrientos is the son of Omar Barrientos, the Company's President.
(3) Isabel and Elizabeth (Schroeder) Barrientos are the wife and daughter respectively of Omar Barrientos, the Company's President.

                                      -15-

(4) Elizabeth Schroeder is the daughter of Omar Barrientos, the Company's President.
(5) Beneficial ownership.
(6) Chris Giordano, the principal of Birchwood Cptl. Advisors, is an Advisory Board Director of the Company. Birchwood Capital Advisors Group, Inc. ("BCAG")is a subchapter S corporation, incorporated in the State of Delaware and is controlled by a sole owner and director. This individual is Christopher H. Giordano. There are no other owners of common stock or any other class of security. There are no subsidiaries or owners thereof.
(7) Michael and Elisa Giordano are the parents of Chris Giordano. Chris Giordano disclaims any beneficial ownership in such shares.
(8) Michael Giordano III, Nicholas E. Giordano and Ann Giordano are the two sons and wife respectively of Chris Giordano. The aforementioned parties live at separate addresses and Chris Giordano disclaims any beneficial ownership in such shares owned by his sons or wife.

(b)     Security Ownership of Management.

The following table sets forth as of the date of this Registration Statement the
number  and  percentage  of  outstanding   voting   securities  of  the  Company
beneficially owned by Management.

                 Name and Address        Amount and Nature
Title of          of Beneficial            of Beneficial         Percent of
Class                Owner                   Ownership              Class
--------------------------------------------------------------------------------
Voting           Omar Barrientos         400,000 shares             100%
Preferred (2)    P.O. Box 938
                 Spearfish, SD 57783

Commons (2)      Omar Barrientos         405,000 shares              10.8%
                 P.O. Box 938
                 Spearfish, SD 57783

Common           Omar Barrientos           3,024 shares               0.08%
                 P.O. Box 938
                 Spearfish, SD 57783

Common           Robert Westerfield       10,000 shares               0.27%
                 814 Dayton St.
                 Wichita, KS 67213

Common           Gene Fairchild           51,000 shares               1.36%
                 1807 Spade Ct.
                 Rapid City, SD 57701

Common           Louis J. Twiss           10,000 shares               0.27%
                 HC 57, Box 12
                 Buffalo Gap, SD 57722

Common (3)       Chris Giordano          400,000 shares              10.6%
                 4 Dogwood Court
                 West Paterson, NJ 07424

All directors and officers as             879,024 shares (Common)    23.44%
a group (10 persons)                      400,000 shares (Preferred)100.00%
----------

 (1) Director William S. Brewster, and Advisory Directors Carlos Caceres, Donald L. Antle, Ing. Jaime Aponte Issa and Jose Ezzidin Eid Montano do not own any shares of the Company.

 (2)  Beneficial ownership.

 (3)  Beneficial ownership.

(c)     Changes in Control.

No shares of the Company are presently delivered as security to third parties. There are no outstanding options or agreements which would affect control of the Company.

                    ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

(a)     Identification of Directors.

Directors are elected by the shareholders to hold office for a one year term or until a successor is elected and qualified.

Name                       Age   Position                         Served From
----                       ---   --------                         -----------
Omar Barrientos            57    CEO, Chairman, Treasurer,        August, 1990
                                 President
Robert Westerfield         57    Vice-President, Director         October, 1993
Gene Fairchild             51    Vice-President, Director P.R.,   March, 1996
                                 Secretary
Louis J. Twiss             58    Director                         October, 1993
William S. Brewster        57    Director                         October, 1993
Carlos Caceres             50    Advisory Board Director          Nov., 1993
Chris Giordano             42    Advisory Board Director          July, 1993
Donald L. Antle            56    Advisory Board Director          October, 1993
Ing. Jaime Aponte Issa     56    Advisory Board Director          October, 1993
Jose Ezzidin Eid Montano   51    Advisory Board Director          October, 1993

(b)      Identification of Executive Officers.

Executive Officers serve in their capacities at the pleasure of the Board of Directors of the Company.

(c)      Identification of Certain Significant Employees.

The Company's only significant employee at the present time is its President, Omar Barrientos. Mr. Barrientos presently commits 100% of his time to the Company and is not involved in any other business pursuits.

(d)      Family Relationships.

At present, no directors, officers or employees of the Company are related. However, the controlling shareholders of Tesoro Corporation are immediate family members of Omar Barrientos, the Company's president.

The controlling  shareholders of Tesoro and their relationship to Mr. Barrientos
are  as  follows:  Isabel  Barrientos  (wife),   Elizabeth  Barrientos  Shroeder
(daughter), Hugo Barrientos (son), and Omar A. Barrientos (son).

Pursuant to the contractual arrangements between Tesoro and the Company, Tesoro has given the Company access to Tesoro's water rights and conversely, the Company has agreed to purchase water from Tesoro at a mutually agreed price. The mutually agreed price to be paid by the Company to Tesoro is the identical purchase price paid by Tesoro to the Trust. Under the current agreement, Tesoro will not realize any profit in its dealings with the Company. However, the Company may lose its source of spring water should Tesoro or the Company default on their respective obligations to each other and/or the Trust, or if a hostile management takeover occurs on the part of the Company.

The hauling agreement between Tesoro and the Company has nearly identical terms and conditions regarding the respective obligations between the parties, and the potential impact of default upon the Company's business.

(e)     Business Experience.

Omar Barrientos

Mr. Barrientos has been the president, treasurer and a director of the Company since August 13, 1990. During the last seven years, he has researched all aspects of the beverage industry, including concentrate components, production and sales, cost calculations, distribution systems, and bottling requirements. Mr. Barrientos' contacts enabled the Company to acquire the rights to its Sunrise product line and its domestic and imported waters.

Mr. Barrientos is not currently employed in any capacity or position outside the Company and devotes 100% of his time and effort to the Company's business. As to Mr. Barrientos' business experience outside of the Company, since 1981, Mr. Barrientos has held a license as a Real Estate Mortgage Broker under the South Dakota Banking Commission. From 1986 to 1990, Mr. Barrientos was president of Mexico U.S.A. (Mexican restaurants) located in Rapid City SD From 1981 to present, Mr. Barrientos has been the owner of Ombar Financial Services, Rapid City SD.

Robert Westerfield

Mr. Westerfield has been the vice president and a director of the Company since October 23, 1993. Mr. Westerfield has over 30 years of beverage industry experience. His background within the industry covers many major bottling plants including All American. Mr. Westerfield is the former president and COO of Full Service Beverage (1982 to 1995), and a member of the Board of Directors of the Royal Crown Bottlers Association. From 1995 to the present, he has been the owner of Bob Westerfield Equipment Co., Wichita, KS.

Gene Fairchild

Mr. Fairchild has been the vice president, secretary and a director of the Company since March 1996. Mr. Fairchild has extensive background in marketing, management, news media, and the insurance field. From 1986 to the present, Mr. Fairchild has been the vice president, treasurer and a stockholder of Agents of Insurance, Rapid City SD one of the largest insurance agencies in South Dakota. Mr. Fairchild has been in the insurance field since 1973, starting as a co-owner of McKinney-Weddell Insurance, predecessor of Agents of Insurance.

Louis J. Twiss

Mr. Twiss has been a director of the company since october, 1993. From 1982 to 1991, mr. Twiss was the owner of discount batteries, inc., Rapid city sd from 1991 to the present, he has been the owner of twiss ranch involved in ranching and consulting. Mr. Twiss is involved in developing special programs of distribution to indian casinos and reservations. Mr. Twiss, a native american has prior experience as a consultant for native americans as well as for companies dealing with native americans. Mr. Twiss provides consulting services regarding government programs and opportunities to various companies and native americans regarding leases, equipment, minority issues and marketing in indian casinos.

William S. Brewster

From 1982 to the present, Mr. Brewster has been president of Brewster Marketing Company, Brewster Associates, a consulting firm, East Hampton, CT, Brewster Financial group and BCP Marketing Group. Mr. Brewster has over 30 years of marketing experience. He has been consulting manager to several companies and has been a member of professional organizations such as the American Society of Training and the New England Association of Advertising. Mr. Brewster has lectured at seminars for the State of Connecticut, the University of Hartford, and University Health Center.

Advisory Board Directors

Carlos Caceres

Mr. Caceres has been an advisory director of the Company since November 30, 1993. From 1991 to 1993, Mr. Caceres was the President of McLane International, an affiliate of McLane, Inc. and Wal-Mart. Mr. Caceres has substantial knowledge of, and contacts in, the food and beverage industries. Mr. Caceres will assist in the Company's efforts to place its product in national markets and in the Caribbean Basin. Mr. Caceres is a native of Peru.

Chris Giordano

Mr. Giordano has been an advisory director of the Company since July, 1993. Mr. Giordano is a principal of Birchwood Capital Advisors, and has previously served as a consultant with William Scott, and in the asset management departments of Paine Webber, and Smith Barney during the period from 1983 to 1990. Subsequently, Mr. Giordano owned Manchester Rhone Securities, a brokerage firm, until its sale in 1991. Mr. Giordano also served as the director of corporate finance at M.S. Farrell from 1992 through 1993. Mr. Giordano has assisted the Registrant in matters related to equity financing and as a contact with brokerage houses and investment bankers.

Donald L. Antle

Mr. Antle is the founder and President of Antle Enterprises, Inc., a consulting and service entity to the beverage industry. He is also a Director of the Equitable Bank, Dallas, Texas. Mr. Antle has 30 years experience in the beverage industry and specific experience concerning mergers and acquisitions within that industry. Mr. Antle has successfully completed a variety of beverage company mergers, acquisitions, corporate financing and special consulting projects.

Ing. Jaime Aponte Issa

Mr. Aponte is the General Manager of Embotelladora La Cascada and the President of the Bolivian National Association of Bottlers.

Jose Ezzidin Eid Montano

Mr. Ezzidin Eid Montano is the President and principal owner of Grupo Industrial "La Cascada". His company has grown to become the largest independent bottling company in South America with eleven bottling plants. The dates of service for present and prior employment of the Company's officers and directors are as follows:

Omar Barrientos (president, treasurer), prior employment; (1986 to 1990) president of Mexico U.S.A. (restaurants) Rapid City SD; (1981 to present) Ombar Financial Services, Rapid City SD; (1990 to present) president of the Company.

Robert Westerfield (vice president, director), prior employment; (1982 to 1995), COO of Full Service Beverage Co.; (1995 to present) owner of Bob Westerfield Equipment Co., Wichita, KS.

Gene Fairchild (vice president, director, secretary) prior employment; (1986 to present) vice president, treasurer of Agents of Insurance, Rapid City SD.

Louis Twiss (director) prior employment; (1982 to 1991) owner of Discount Batteries, Inc., Rapid City SD; (1991 to present) 0wner of Twiss Ranch (ranching/consulting).

William Brewster (director) prior employment; (1982 to present) president of Brewster Associates, East Hampton, CT (consulting).

There are no assurances that the Company will be able to retain the services of the current members of the Board of Directors, or that it will be able to attract other members to serve as directors should vacancies develop.

(f)      Involvement in Certain Legal Proceedings.

The Company has conducted due diligence and has no record of existing officers or directors that currently have, and does not believe that they been involved in, any legal proceedings material to an evaluation of the ability or integrity of any director or officer.

                         ITEM 6: EXECUTIVE COMPENSATION
(a)     Cash Compensation, Bonus, and Deferred Compensation.

The following table sets certain information with respect to annual compensation paid in 1996, 1997 and 1998 to the Company's only executive officer.


Name and Principal                          Other Annual     All Other
Position             Year   Salary   Bonus  Compensation    Compensation
------------------------------------------------------------------------
Omar Barrientos,     1998    None     None      N/A             N/A
  President          1997    None     None      N/A             N/A
                     1996    None     None      N/A             N/A

 (b)    Compensation Pursuant to Plans.

Company currently has no plans for compensation, key man insurance, pension, or stock options stock appreciation rights plans.

             ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)     Transactions with Management and Others.

On January 1, 1994, the Company entered into a loan agreement in the original amount of $50,967.00 with its president, Omar Barrientos. Pursuant to the agreement, the president periodically pays expenses on behalf of the Company, or advances money to the Company to pay its expenses. The note payable bears interest at 7% and is calculated each December 31 to include all amounts due, including interest accrued at 7% thorough December 31. The balance due as of 12/31/98 was approximately $98,975.00 and the due date for the balance is 12/31/99. There are no default provisions in the loan agreement. See Notes 3 and 6 to Financial Statements. See also Material Contracts, Exhibit 10.8.

On November 16, 1995, the Company entered into a note agreement with Dr. Neil Kurti, a Shareholder of the Company. The $50,000 note payable bears interest at 10% and carries a due date of February 1, 1996 or earlier if the Company completed a private placement. The note also provides for the issuance of Common Shares upon any initial public offering of the Company's Common Shares. See Note 3 to Financial Statements. See also Material Contracts, Exhibit 10.9.

On or about April 4, 1995, the Company entered a loan agreement in the amount of $66,000 with Dr. Vincent Eilers, a shareholder of the Company, such loan being due and payable July 11, 1995. Dr. Vincent Eilers, filed a complaint against the Company on or about November 15, 1996. A judgment was entered on February 18, 1997. See Note 3 to Financial Statements. See also Legal Proceedings.

During 1997, family members of the Company's president exchanged 1.8 million Common Shares for 400,000 Preferred Shares. The Barrientos family members exchanged their shares of common stock for preferred shares in a restructuring of the Company's stock. The stock restructuring was in connection with the Company's contemplated, but not consummated private placement offering through Summit Securities. The intent of management in the restructuring was to reduce the number of issued shares without diluting any shareholder equity, except that of the Barrientos family. See Note 6 to Financial Statements.

The original issuance of the common stock was August 13, 1990 to Elizabeth and Isabel Barrientos with rights of survivorship. On or about May 31, 1997, the Company issued to Elizabeth and Isabel Barrientos 400,000 shares of preferred stock in exchange for the surrender of 1,800,000 shares of their common stock. The original issuance of the common shares was upon the formation of the Company


(b)      Certain Business Relationships.

Omar Barrientos is the President and a minority shareholder of Tesoro Corporation ("Tesoro"). The balance of the controlling shareholders are Mr. Barriento's family members. The Company has entered into an agreement with Tesoro whereby the Company acquired the exclusive right (except for certain areas of Illinois and California) to distribute the Viscachani Water ("Aqua from the Andes") in the U.S. Tesoro is the exclusive licensee of these rights and it has sub-licensed these rights to the Company.

Tesoro and the Company entered into the imported water agreement on or about October 1, 1993. The consideration for that agreement is One Dollar and the agreement of the Company to pay Tesoro a mutually agreed price per gallon, which is currently $0.07 per gallon. Except for public offerings on the part of the Company, any change in the controlling interest of the Company may be grounds for Tesoro to terminate the agreement. See Note 6 to the Financial Statements and Material Contracts, Exhibit 10.3. See also Proposed Operations.

The Company has also entered into a separate agreement with Tesoro whereby the Company has acquired the rights to the source of the spring water from which the Company intends to bottle its Rushmore Springs product. Tesoro and the Company entered into the spring water agreement on or about November 1, 1994. The consideration for that agreement is One Dollar and the agreement by Sunrise to pay Tesoro a mutually agreed price per gallon, which is currently $0.07 per gallon. Except for public offerings on the part of the Company, any change in the controlling interest of the Company may be grounds for Tesoro to terminate the agreement. See Note 6 to the Financial Statements. See also Proposed Operations.

On September 30, 1993, the Company entered into an agreement with Cascada wherein the Company acquired the formulas, trademarks, technologies, and the exclusive right to produce and distribute ten beverage flavors in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America. The Company acquired these rights in exchange for the issuance of 152,600 Common Shares of the Company. The term of the technology agreement is "continuous with revisions every ten years or when the parties, by mutual accordance, find it pertinent.". See Material Contracts,
Exhibit 10.1. See also Proposed Operations.

 (c)     Indebtedness of Management.

There is no indebtedness of officers or directors to the Company.

                            ITEM 8: LEGAL PROCEEDINGS

The Company was named in an action filed in the State of Minnesota by a Dr. Vincent Eilers, a shareholder of the Company. The action was based upon a breach of contract in connection with a loan agreement between the Company and Dr. Eilers dated April 4, 1995. The principal amount of the loan was $66,000. The Dr. Eilers made demand for payment of the principal amount together with accrued interest, legal fees and court costs. A partial judgment was entered against the Company in Minnesota on February 18, 1997. Omar Barrientos, the Company's president, has assumed personal liability for payment of the judgment described above. To date, the judgment, including interest and legal fees in the total amount of $72,564 remains unpaid.

The Company had entered a Contract for Deed dated February 1, 1995, between Dakota Mining and Construction, Inc. (hereinafter "Dakota"), a South Dakota corporation, and the Company. Dakota filed a foreclosure action against the Company, being Court File No. C97-46, in Lawrence County, South Dakota. On August 18, 1998, the Company quit claimed its interest in the property pursuant to its contract of deed to purchase the property. As a result of that quit claim agreement, the Company has no present or future liability under the contract of deed. At the time of the surrender, the Company owed $310,352 in unpaid principal and interest.

To the best of the Company's knowledge, it is not involved in any other litigation.

           ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      Market Information.

There is no established United States or foreign public trading market for the Company's Common Shares of $0.01 par value stock. The common equity is presently not subject to any outstanding options or warrants to purchase it, nor are there any securities convertible into common equity, except as provided for in the statement of rights of the Preferred Stock. Upon filing this Form 10-SB and the consent of its Shareholders to an agreement between the Shareholders and the Company restricting the transferability of those shares for a period of six (6) months, the Company plans to register the issued and outstanding Common Shares in certain states. A copy of the proposed lockup agreement is attached hereto, and is hereby incorporated by reference. See Exhibit 4.3.

There is no established United States or foreign public trading market for the Company's Preferred Shares of $0.01 par value stock. The preferred equity is presently not subject to any outstanding options or warrants to purchase it, nor are there any securities convertible into preferred equity. Upon filing this Form 10-SB and the consent of its Shareholders to an agreement between the Shareholders and the Company restricting the transferability of those shares for a period of six (6) months, the Company plans to register the issued and outstanding Preferred Shares in certain states. A copy of the proposed lockup agreement is attached hereto, and is hereby incorporated by reference. See
Exhibit 4.3.

Upon Shareholder consent, each share of the Company's Shares shall be subject to a lockup agreement between the Company and each Shareholder. The Shares shall be subject to a legend restricting the transferability of the Shares for a period of six (6) months, commencing upon the effective date of this Form 10-SB. Each Share shall bear the following legend upon each certificate:

         "This share certificate is subject to an agreement between the Company and its Shareholders which sets forth restrictions upon the transferability of the shares represented by this certificate. The holder of this certificate hereby agrees that during the period of six
         (6) months after the effective date of the Company's Form 10-SB, the holder will not, without obtaining prior written consent of the Company, or, if required, the consent of any exchange or regulatory entity, offer, exchange, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares or Preferred Shares represented by this certificate."

Notwithstanding this agreement, the resale of the Shares, nonetheless, will also be subject to the respective state securities law requirements in the governing jurisdictions which would impose restrictions on the resale of the securities (including the placement of an additional legend or legends on the certificate).

There are no Shares that the Company has agreed to register under the Securities Act for sale by security holders except for those Shares to be distributed with this Form 10-SB. No common or preferred equity is being or has been proposed to be publicly offered by the Company which could have a material effect on the market price of the Company's common or preferred equity other than Shares to be distributed under this Registration.

(b)       Holders.

The Company believes that there are presently 3,750,000 shares of common equity and 400,000 shares of preferred equity issued and outstanding. The Company believes that the Company has sixty-five stockholders living throughout the United States holding Shares of the Company. The Company also has certain foreign Shareholders who hold a total of less than 5% of Company's Common Shares.

(c)       Dividends.

To the present, the Company has paid no cash dividends on its Shares. The Company has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain any earnings to provide funds for the growth of the Company. The Board of Directors in its discretion, may decide to change such policy in the future, but the future payments of cash dividends will depend, among other things, upon the Company's future earnings, capital requirements, financial condition and restrictions on the payment of dividends in future loan agreements, if any.

The rights of holders of the Shares to payments of dividends, if any, are further described below in Item 11 Description of Registrant's Securities To Be Registered.

                ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to the Consulting Agreement dated February 12, 1998, between the Company and Administrative Consultants, Inc. (hereinafter "ACI"), and as amended on July 14, 1998, the Company has agreed to issue 25,000 Common Shares to ACI as compensation for consulting services. The Company shall register these Common Shares within 180 days of the effective date of this Form 10-SB, and the share certificates shall be issued to ACI within thirty days after the effective date of the registration of the Common Shares.

On or about, November 18, 1995, the Company issued 40,000 Common Shares to Neil Kurti. The issuance was additional payment on a loan to the Company by Mr. Kurti and exemption is claimed under section 4(2). No additional cash was received by the Company for the issuance. As of the date of this amendment, this issuance is outside of the three year time period of Item 701 S-B.

        ITEM 11: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

(a)      Capital Stock.

The Company has the authority to issue 10,000,000 One Cent ($0.01) par value common stock shares. Under this Form 10-SB, the Company plans to register 3,750,000 Common Shares that are currently issued and outstanding. A copy of the detailed description of the Shares is attached and is incorporated herein by reference to Exhibit 4.1.

The Company is authorized to issue 500,000 One Cent ($0.01) par value preferred stock shares. Under this Form 10-SB, the Company plans to register 400,000 Preferred Shares that are currently issued and outstanding. The Board of Directors has defined the nature of the Preferred Stock as set forth in the Certificate of Incorporation and the Bylaws (see Exhibits 3(i) and 3(ii)) and the resolution of the Board dated May 31, 1997 (Exhibit 4.2).
See also Description of Securities, Exhibit 4.1.

         (1)      Brief outline of Common Stock and Preferred Stock.

               (i)         Dividend rights.

     (a) Common Stock. Subject to any preferential rights of the Preferred Shares, the holders of the Common Shares are entitled to receive to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors of the Corporation. There is no obligation to declare dividends of any kind.

     (b) Preferred Stock. Pursuant to the Certificate of Incorporation and the Bylaws of the Company, and the resolution of the Board dated May 31, 1997, the holders of the Preferred Shares are entitled to receive the following dividends:

         "The Class A Voting Preferred shall be entitled to a cumulative annual dividend equal to 5% of its stated value ($3.00). The dividend shall be paid annually at the end of the Company's fiscal year. There shall be no restriction on the payment of dividends on the Common Stock in any year in which the dividend on the Class A Voting Preferred Stock shall not have been paid. In addition, the holders of the Class A Voting Preferred Stock may elect to take the dividend in the form of either cash or Common Stock based upon a price per share equal to (i) 50% of the last transaction price which occurred in the month prior to the dividend declaration or (ii) $1.50 per share."

              (ii)         Voting rights.

     (a) Common Stock. Each holder of a share of common stock has one vote for each share of stock held by the person of record on the books of the Corporation on all matters voted upon by the stockholders. The common stockholder does not have cumulative voting rights. At any meeting of the stockholders, the holders of not less than 51% of the outstanding shares entitled to vote, present in person or by proxy shall constitute a quorum for the transaction of business, and a majority vote of such quorum shall prevail except as otherwise required by law, the Certificate of Incorporation or the Bylaws.

     (b) Preferred Stock. Each holder of a share of preferred stock has ten votes for each share of preferred stock held by the person of record on the books of the Corporation on all matters voted upon by the stockholders. The preferred stockholder does not have cumulative voting rights.

     (iii) Liquidation. Lien creditors, secured creditors, unsecured creditors, and preferred stockholders (if any) shall be entitled to receive assets prior to distribution to common stockholders. In the event that such parties have been paid under the terms of their agreements, and assets remain for distribution, such assets will be distributed to the common stockholders of the Company in cash or in kind ratably in proportion to the number of shares of common held by them.

     (iv) Preemptive Rights. No stockholder shall have any preemptive right to subscribe to additional issues or shares of stock of any class or series or to any stock rights, options, warrants, ventures or other securities of the Company convertible into stock.

     (v) Liability to further calls or to assessment. The Common Shares of common stock will be issued on a fully paid and non-accessible basis.

      (2) The Company's Certificate of Incorporation or Bylaws presently have no provisions which would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any extraordinary corporation transaction involving the Company.

               (b)         Debt Securities.

No debt securities are being registered at this time.

               (c)         Further Information.

For further information regarding the Company's securities, see Exhibit 4.1 attached and incorporated herein by reference to this Registration Statement that provides a detailed description of the securities. See also, the Certificate of Incorporation and the Bylaws attached and incorporated herein by reference as Exhibits 3(i) and 3(ii).

               ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation and Bylaws of the Company authorize the indemnification of all officers and directors and agents of the Corporation. The Company presently does not have officers and directors insurance, although when it becomes commercially available at a reasonable cost, it is expected that it will be purchased.

                       (Item 13 appears on the next page)

              ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
U.S.A. Sunrise Beverages, Inc.


We have audited the accompanying balance sheet of U.S.A. Sunrise Beverages, Inc. (a development stage company) as of December 31, 1998 and the related statements of loss, cash flows and stockholders' equity for each of the years ended December 31, 1998 and 1997, and for the period from inception (August 13, 1990) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S.A. Sunrise Beverages, Inc. as of December 31, 1998, and the results of its operations, its cash flows, and the changes in its stockholders' equity for each of the years ended December 31, 1998 and 1997, and for the period from inception (August 13, 1990) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has deficits in working capital and equity, and must obtain financing to meet its obligations and to commence operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also discussed in
Note 2. The financial statements do not include any adjustments which might result from the outcome of this uncertainty.


Denver, Colorado                        Comiskey & Company
March 19, 1999                          PROFESSIONAL CORPORATION

                         U.S.A. Sunrise Beverages, Inc.
                                 BALANCE SHEET
                               December 31, 1998
   ASSETS
CURRENT ASSETS
         Cash ......................................                $     2,874
         Supplies inventory ........................                      1,350
                                                                    -----------

              Total current assets .................                      4,224
                                                                    -----------

Property and equipment, net of depreciation                               3,984

                                                                    -----------

       TOTAL ASSETS ................................                $     8,208
                                                                    ===========
      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable ................................                $    24,897
   Notes payable ...................................                    165,564
   Note payable - officers .........................                     99,861
   Accrued interest ................................                     24,029
   Dividends payable ...............................                    120,000
                                                                     -----------

   Total current liabilities .......................                    434,351

STOCKHOLDERS' EQUITY

   Preferred  stock,  $.01 par  value; 500,000  shares
   authorized; 400,000 shares issued and outstanding                      4,000

   Common stock, $.01 par value; 10,000,000 shares
   3,750,000 shares issued and outstanding..........                     37,500

   Additional paid-in capital ......................                  1,097,801

   Deficit accumulated during the development stage                  (1,565,444)
                                                                     -----------
   Total stockholders' equity (deficit) ............                   (426,143)
                                                                     -----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
               EQUITY ..............................                 $    8,208
                                                                     ===========

               The accompanying notes are an integral part of the
                             financial statements.


                         U.S.A. Sunrise Beverages, Inc.
                                STATEMENT OF LOSS
             For the years ended December 31, 1998 and 1997, and for
        the period from inception (August 13, 1990) to December 31, 1998


                                                    Inception to        For the year ended
                                                     December 31,          December 31,
                                                        1998          1998            1997
                                                    -------------   -----------   -----------
Revenues .........................                   $   247,066  $         -    $         -

Cost of sales ....................                       176,551            -              -
                                                     -----------    ---------     -----------

Gross profit                                              70,515            -              -

Selling, general and administrative expenses .....     1,443,064      108,663        134,091
                                                     -----------    ---------     -----------

Net loss from operations .........................    (1,372,549)    (108,663)      (134,091)

Other expense
         Interest expense ........................      (145,047)     (52,047)       (41,208)
                                                     -----------    ---------     -----------

Net loss before taxes and extraordinary item .....    (1,517,996)    (160,710)      (175,299)

         Income tax benefit ......................        24,500       24,500
                                                     -----------    ---------     -----------

Net loss before extraordinary item ...............    (1,473,096)    (136,210)      (175,299)

Extraordinary item
         Foreclosure gain, net of tax of $24,500
                                                          47,652       47,652              -
                                                     -----------    ---------     -----------

Net loss .........................................   $(1,445,444)   $ (88,558)   $  (175,299)


                                                     -----------    ---------     -----------


                                                     ===========    =========     ===========

Basic net loss per share before extraordinary item   $     (0.36)   $   (0.03)   $    (0.05)

Basic net income from extraordinary item                    0.01         0.01            -
                                                     -----------    ---------     -----------
Basic net loss per share .........................   $     (0.35)   $   (0.02)   $    (0.05)
                                                     ===========    =========     ===========

Weighted average shares outstanding ..............     4,161,572    3,732,635     3,777,025
                                                     ===========    =========     ===========

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                        STATEMENT OF STOCKHOLDERS' EQUITY
               For the period from inception (August 13, 1990) to
                                December 31, 1998
                                                                                                   Deficit
                                                                                                Accumulated
                               Preferred Stock          Common Stock               Additional      in the           Total
                               Number of                  Number of                  Paid-in     Development    Stockholders'
                                Shares        Amount       Shares       Amount       Capital       Stage            Equity
   --------------------------------------------------------------------------------------------------------------------------
Issuance of stock for cash,
August 1990, $0.005 per share                            2,850,000      28,500          65,798                     94,298


Services rendered by a
shareholder
at no charge to the company                                                             20,047                     20,047

Net loss                                                                                               (20,047)   (20,047)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1990                               2,850,000      28,500          85,845         (20,047)    94,298


Issuance of stock for cash,
January through November 1991,
at an average price per share                                64,000        640          21,625                     22,265
of $0.35

Services rendered by
shareholder at no charge                                                                60,000                     60,000
to the company

Net loss                                                                                               (60,026)   (60,026)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1991                               2,914,000      29,140         167,470         (80,073)   116,537

Services rendered by
shareholder at no charge to                                                             60,000                     60,000
the company

Net loss                                                                                              (185,756)  (185,756)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1992                               2,914,000      29,140         227,470        (265,829)    (9,219)

Issuance of stock for cash,
January 1993, $2.21 per share                               89,000         890         195,360                    196,250

Issuance of stock in
settlement of account payable, February
1993, $0.10 per share                                      300,000       3,000               -                      3,000

Issuance of stock for
assignment of land option, March, 1993,
 $0.01 per share                                            10,000         100               -                        100

Issuance of stock for cash,
April through July 1993, $4.58
per share                                                   12,000         120          54,880                     55,000

Issuance of stock to acquire
formulas  and brands, $0.01 per share                      152,600       1,526               -                      1,526

Issuance of stock for cash,
August through November 1993,
$6.33 per Share                                              7,670          77          48,442                     48,519

Issuance of stock for cash
and services rendered, October
1993  $0.004 per share                                   2,029,239      20,292          13,708                     34,000

Services rendered by
shareholders at no charge                                                               60,000                     60,000
to the company

Net loss                                                                                              (247,991)  (247,991)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1993                               5,514,509      55,145         599,860        (513,820)   141,185


Issuance of stock for
reduction of debt, December, 1994,
$0.10 per Share                                            250,000       2,500          22,500                     25,000

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                        STATEMENT OF STOCKHOLDERS' EQUITY
               For the period from inception (August 13, 1990) to
                                December 31, 1998
                                                                                                   Deficit
                                                                                                Accumulated
                               Preferred Stock          Common Stock               Additional      in the           Total
                               Number of                  Number of                  Paid-in     Development    Stockholders'
                                Shares        Amount       Shares       Amount       Capital       Stage            Equity
--------------------------------------------------------------------------------------------------------------------------
Services rendered by a
shareholder at no charge to                                                             60,000                     60,000
the company

Net loss                                                                                              (128,049)  (128,049)
                                 --------------------------------------------------------------------------------------------
Balance, December 31, 1994                               5,764,509      57,645         682,360        (641,869)    98,136

Issuance of stock for debt
reduction,
 June 1995, $0.102 per share                               201,460       2,015          18,579                     20,594

Issuance of stock for
financing incentives and for
services rendered,
 August 1995, $1.00 per share                               75,000         750          74,250                     75,000

Surrender and cancellation of
 shares, August 1995                                      (729,239)     (7,292)          7,292                          -

Issuance of stock for cash
upon exercise of warrants,
 December, 1995, $0.13 per share                           101,900       1,019          12,227                     13,246

Services rendered by a
shareholder
at no charge to the company                                                             60,000                     60,000

Net loss                                                                                              (217,505)  (217,505)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1995                               5,413,630      54,137         854,708        (859,374)    49,471

Issuance of stock for cash
and  services upon exercise of
warrants, January 1996,                                     89,422         894          26,088                     26,982
$0.30 per share

Services rendered by a
shareholder at no charge                                                                60,000                     60,000
to the company

Net loss                                                                                              (322,213)  (322,213)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1996                               5,503,052      55,031         940,796      (1,181,587)  (185,760)

Exchange of common stock for
 preferred stock                 400,000        4,000   (1,800,000)    (18,000)         14,000                          -

Services rendered by a
shareholder
at no charge to the company                                                             60,000                     60,000

Dividend on preferred stock                                                                            (60,000)   (60,000)

Net loss                                                                                              (175,299)  (175,299)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1997       400,000        4,000    3,703,052      37,031        1,014,796     (1,416,886)  (361,059)

Issuance of stock for debt
reduction,
May, 1998, $0.50 per share                                  46,948         469           23,005                    23,474

Services rendered by a
shareholder
at no charge to the company                                                              60,000                    60,000

Dividend on preferred stock                                                                            (60,000)   (60,000)

Net loss                                                                                               (88,558)   (88,558)
                              --------------------------------------------------------------------------------------------
Balance, December 31, 1998       400,000        4,000    3,750,000      37,500        1,097,801     (1,565,444)  (426,143)
                              ============================================================================================

               The accompanying notes are an integral part of the
                             financial statements.


                         U.S.A. Sunrise Beverages, Inc.
                             STATEMENT OF CASH FLOWS
             For the years ended December 31, 1998 and 1997, and for
        the period from inception (August 13, 1990) to December 31, 1998

                                                          Inception to                  Year ended
                                                          December 31,                 December 31,
                                                              1998           1998          1997
                                                         -------------  ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .............................................   $(1,445,444)   $   (88,558)   $  (175,299)
Adjustments to reconcile net loss to net cash flows
 from operations
      Depreciation and amortization
                                                              64,831          9,750         15,818
      Stock issued for services ......................       222,398
      Services provided at no charge to the company ..       500,047         60,000         60,000
      Interest rolled into notes
                                                              12,681          6,127          1,504
      Writeoff of formulas and technology                      1,526                         1,526
      Gain on foreclosure, before tax effect .........       (53,214)       (53,214)
      Changes in items of working capital:
             Supplies inventory ......................        (1,350)        13,048           --
             Accounts receivable                                --             --            9,334
             Accounts payable                                 24,897          3,235         14,680
             Accrued interest ........................        24,029          28,107         6,010
                                                         -----------    -----------    -----------

             Net cash used by operations .............      (649,599)       (21,505)       (66,427)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of fixed assets for cash                      (10,140)          --             --
                                                         -----------    -----------    -----------

             Net cash used by investing activities           (10,140)          --             --

CASH FLOWS FROM FINANCING ACTIVITIES
      Issuance of promissory notes ...................       159,000         14,500         13,400
      Notes payable - officer ........................       228,041         17,850         51,000
      Payments on notes payable                              (95,690)        (8,000)       (12,004)
      Common stock ...................................       371,262                          --
                                                         -----------    -----------    -----------

             Net cash provided by financing activities       662,613         24,350         52,396
                                                         -----------    -----------    -----------

             Net increase in cash                              2,874          2,845        (14,031)

Cash, beginning of period                                       --               29         14,060
                                                         -----------    -----------    -----------

Cash, end of period ..................................     $   2,874    $     2,874             29
                                                         ===========    ===========    ===========


               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

1.      Summary of Significant Accounting Policies
        Description of Business
        U.S.A. Sunrise Beverages, Inc. (the "Company") was incorporated under the laws of the State of South Dakota August 13, 1990. The Company intends to produce and distribute mineral water and soft drink products. From 1991 to 1993, the Company engaged in the test marketing of its papaya soft drink product in several states, and ceased production and sales in 1993 due to lack of financing. Pursuant to a 1993 agreement with Embotelladora La Cascada Ltda.("Cascada"), a Bolivian beverage producer, the Company has the right to produce and distribute ten beverage flavors (including a papaya beverage) in North America. It also owns the rights to purchase, from a related party, in bulk, water from a spring located in Spearfish, South Dakota, as well as the rights to distribute and sell a mineral water bottled by Cascada in the Andes.

        Going Concern
        As more fully discussed in Note 2, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described elsewhere, due to deficiencies in working capital resulting from operating losses sustained since inception, there exists substantial doubt about the Company's ability to continue as a going concern.

        Accounting Method
        The Company records income and expense on the accrual method.

        Inventory
        Inventory consists of bottling supplies and various marketing materials which were specifically designed for the Company's papaya product, and which management considers to have a future use in the Company's business plan.

        Loss per Share
        Loss per share has been computed using the weighted average number of shares outstanding. Common stock equivalents, consisting of a convertible note held by the company's president, are considered antidilutive for purposes of loss per share calculations.

        Non-cash Equity Transactions
        From time to time, the Company issues stock in exchange for services, in satisfaction of obligations previously incurred, or for other non-cash consideration. The shares are generally recorded at the fair market value of the consideration received.

        Services rendered at no charge to the Company by its founding shareholders are recorded at their estimated fair value as a charge to income and an increase in paid-in capital for the year in which the services are rendered.

        Use of Estimates
        The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        Financial statement reclassifications
        The financial statements for 1997 contain certain reclassifications necessary to make them comparable to the current year's presentation.

2.      Going Concern
        The Company's financial statements have been prepared assuming the Company will continue as a going concern; however, there exists substantial doubt about the Company's ability to continue as a going concern.

        Liabilities of $434,351 exceed assets of $8,208 by $426,143 at December 31, 1998. The Company has had no significant cash flows from operations to date and must obtain additional funding to meet its obligations and to implement its business plan. There can be no guarantee that such financing can be obtained and that the Company will have sufficient resources to pursue its business plan.

        Management  plans to register  its equity  securities  under Rule 12(g).
        Once in a position as a public company, management intends to pursue equity financing of up the $1,000,000 in a Regulation D private placement, or through a similar equity issuance to accredited investors. Management anticipates that funds generated through the private placement of its equity securities will be applied first to the reduction of certain outstanding obligations against the company. The remainder will be applied to the pre-production costs of establishing national distribution of its products. These costs include expenditures and working capital to fund inventory purchases and receivables generated by operations.

        Although there are no recent distribution agreements in place, management believes that its familiarity and contacts within the soft drink industry will allow it to establish channels for the distribution of its products, possibly with a larger manufacturer.

        Management intends to produce its soft drink line under contract with an independent manufacturer, eliminating the requirement to purchase equipment and plant facilities for the papaya product and others. With respect to its planned bottled water line, the Company currently has a letter of intent with a shareholder to lease and/or purchase bottling equipment and plant facilities which it believes will be suitable to produce the amounts contemplated in its business plan.

        In February 1998, management entered into a letter of intent with a consulting firm to conduct a capital raising initiative for the Company. There can be no guarantee that such capital raising initiative will be successful, or that the Company will have sufficient resources to pursue its business plan.

3.      Notes Payable
        Notes payable consist of the following:

        7% note payable to the Company's president,  due on
        demand and payable, at the option of the president, in
        shares of the Company's common stock                      $       99,861

        Note payable to a stockholder, currently in default and
        subject to a June, 1997 judgment for $72,564 plus
        interest at 5%.                                                   72,564

        10% unsecured note payable to a stockholder,
        principal and interest due February 1996                          50,000

        Non-interest bearing obligation payable to a
        former distributor, originally due April, 1992.                   22,500

        12% unsecured demand notes payable to a stockholder       20,500

                                                                 $       265,425

3.      Notes Payable (continued)

        The note payable to the Company's president is pursuant to a loan agreement whereby the president periodically pays expenses on behalf of the Company, or advances money to the Company for the Company to pay its expenses. The note bears interest at 7% and is calculated each December 31 to include all amounts due, including interest accrued at 7%, through December 31. Interest expense for 1998 and 1997 under this note totaled $5,004 and $4,202, respectively.

        The judgment payable to a stockholder is the result of the Company being unable to comply with the payment terms of a note payable, issued to a shareholder, that was originally due in July 1995. The judgment payment was due by June 1, 1998. The Company's president agreed to guarantee this debt in the event that the Company did not pay the judgment amount by the June 1, 1998 due date.

        The non-interest bearing debt was originally due in April 1992. The agreement incurring the debt provides that, in the event the Company fails to make payments required by the agreement, the Company and the other party to the agreement will share equally all costs and profits from marketing the Company's product in Florida until such time that the other party has received all funds due under the agreement.

4.      Stockholders' Equity
        Rights and provisions of outstanding shares
        Each share of the Company's common stock entitles the holder to one vote per share. Each share of the preferred stock entitles the holder to ten votes per share.

        The preferred stock provides for an annual dividend of 5% of its $3.00 stated value. The preferred stock dividend is cumulative and is to be paid annually at the end of the Company's fiscal year. The holders of the preferred stock may elect to take their dividend in either cash or common stock. If the holder elects to take the dividend in stock, the per share price of the common stock is either $1.50 per share or 50% of the last transaction price which occurred in the month prior to the preferred stock dividend declaration. At December 31, 1998, a total of $120,000 in cumulative preferred dividends had accrued, and none had been paid.

        Stock split
        In February, 1993, the Company underwent a 1 for 2 reverse split of its then outstanding common stock. All share and per share amounts have been restated to reflect the split retroactively to inception.

        Cascada agreement
        In July 1993, the Company issued a total of 152,600 shares of common stock pursuant to a ten year technology agreement with Embotteladora La Cascada Ltda. ("Cascada") whereby the Company acquired the right to be the exclusive producer and distributor of ten products in North America, Central America, the Caribbean, and all U. S. military installations in the world except those installations located in South America. The products covered by the technology agreement are soft drinks, including a papaya beverage, developed by a Bolivian concern.

4.      Stockholders' Equity (continued)
        Cascada agreement (continued)
        The technology agreement with Cascada specifies the value of the transferred technology at $1,144,500, or $7.50 per share. For financial statement purposes, the shares have been recorded at $0.01 per share, representing an estimate of the value of the shares at the time of transfer. The term of the technology agreement is "continuous, with revisions every 10 years or when the parties, by mutual accordance, find it pertinent."

        The agreement provides the Company with a first right of refusal should the Bolivian company wish to sell their shares of stock prior to the time the Company's stock is trading in the public market. The agreement also provides that "in the event of any problem arising with the verification of the correct number of shares that represent the number agreed, U.S.A. Sunrise agrees to come forward and evict and sanitize the $1,144,500 that must be paid" to the Bolivian company. Management anticipates that no additional share issuances will be necessary under this provision of the agreement.

        Shares issued and surrendered
        In October 1993, the Company issued, in connection with a proposed private placement of common stock, 2,029,239 shares of common stock for cash and services valued at $34,000, or $0.017 per share. In August, 1995, by mutual agreement of the Company and the shareholder, 729,239 of these shares were returned to the Company for cancellation.

        Warrant exercise
        In April 1994, the Company issued warrants for the purchase of up to 172,960 shares of common stock at an exercise price of $3.00 per share to all shareholders of record as of December 31, 1993. In December 1995, management reduced the exercise price of the warrants, resulting in additional sales of common stock in 1995 and 1996 for which the company received a total of $40,228 in cash proceeds. All unexercised warrants expired by their terms on January 15, 1996. As of December 31, 1998, no warrants were outstanding.

        Stock distributed to investors
        In August 1995, the Company issued 9,000 shares of stock to certain common shareholders as compensation for delays related to the planned registration of the Company's securities. For financial reporting purposes, these shares have been valued at $1.00 per share. In addition, the Company issued 66,000 shares of its common stock to two creditors as compensation for delays in the repayment of note obligations totaling $50,000, as well as in consideration for services rendered to the company. These shares have been valued at $1.00 per share.

        Common shares exchanged for preferred shares
        During 1997, family members of the Company's president exchanged 1.8 million shares of common stock for 400,000 shares of preferred stock.

        Services rendered at no charge to the Company
        Since inception, the Company has had limited capitalization, and consequently, its founding shareholders, primarily its president, have paid expenses and rendered services on behalf of the Company for no consideration. Management has estimated the fair value of the services rendered by its founding shareholders to be $60,000 per year, and has recorded paid-in capital of $500,047 since inception for these services.

5.      Foreclosure gain
        On August 18, 1998, the Company surrendered its investment in a warehouse and all improvements pursuant to a foreclosure on the building for non-payment of the associated mortgage loan with unpaid principaland interest of $310,352.. The Company's undepreciated basis in the building at the time of foreclosure was $238,200. The accompanying financial statements include an extraordinary item for gain on the foreclosure of $47,652, net of income tax effect of $24,500.

6.     Related Party Transactions
       During 1997, family members of the Company's president exchanged 1.8 million Common Shares for 400,000 Preferred Shares. The Barrientos family members exchanged their shares of common stock for preferred shares in a restructuring of the Company's stock. The stock restructuring was in connection with the Company's contemplated, but not consummated private placement offering.

       Omar Barrientos is the President and a minority shareholder of Tesoro Corporation ("Tesoro"). The balance of the controlling shareholders are Mr. Barriento's family members. The Company has entered into an agreement with Tesoro whereby the Company acquired the exclusive right (except for certain areas of Illinois and California) to distribute the Viscachani Water ("Aqua from the Andes") in the U.S. Tesoro is the exclusive licensee of these rights and it has sub-licensed these rights to the Company.

       Tesoro and the Company entered into the imported water agreement on or about October 1, 1993. The consideration for that agreement is One Dollar and the agreement of the Company to pay Tesoro a mutually agreed price per gallon, which is currently $0.07 per gallon. Except for public offerings on the part of the Company, any change in the controlling interest of the Company may be grounds for Tesoro to terminate the agreement.

       The Company has also entered into a separate agreement with Tesoro whereby the Company has acquired the rights to the source of the spring water from which the Company intends to bottle its Rushmore Springs product. Tesoro and the Company entered into the spring water agreement on or about November 1, 1994. The consideration for that agreement is One Dollar and the agreement by Sunrise to pay Tesoro a mutually agreed price per gallon, which is currently $0.07 per gallon. Except for public offerings on the part of the Company, any change in the controlling interest of the Company may be grounds for Tesoro to terminate the agreement.

7.     Royalty Commitment
        The technology agreement with Cascada contains a royalty agreement whereby the Company must pay a royalty equal to $0.30 for each 240 fluid ounces of product which it sells.

8.      Income Taxes
        The Company has approximately $1,000,000 in net operating loss carryforwards available to reduce federal taxable income in future periods ranging from 2006 to 2013. The tax effect of these losses, with the exception of $24,500 related to the extraordinary item for 1998, has been offset by a full valuation allowance.

9. Supplemental disclosure of non-cash investing and financing activities and other cash information

                                   Inception       Year ended      Year ended
                                    To date       Dec. 31, 1998   Dec. 31, 1997
Stock issued for formulas              1,526                              -
and technology

Debt issued for territories          130,000                              -

Stock issued for assets                5,461                              -

Debt issued in purchase of           285,000                              -
building
Stock issued for reduction of notes   72,168                         23,474
Cash paid for interest                     -                              -
Cash paid for income taxes                 -                              -


                ITEM 14: DISAGREEMENTS WITH ACCOUNTANTS REGARDING
                       ACCOUNTING AND FINANCIAL DISCLOSURE

                                      None.

                   ITEM 15: FINANCIAL STATEMENTS AND EXHIBITS

(a)      List of all financial statements filed.

                  None other than in Item 13 above.

(b)      Exhibit Index.

         The Exhibit Index immediately follows the signature page

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               U.S.A. SUNRISE BEVERAGES, INC.
                                               (Registrant)

Date:    April 26, 1999                        By:  /s/ Omar B. Barrientos
                                                    (Signature)     President

                                               Omar B. Barrientos
                                               (Print Name)

Date:    April 26, 1999                        By:  /s/ Gene Fairchild
                                                    (Signature)     Secretary

                                               Gene Fairchild
                                               (Print Name)


DIRECTORS:

/s/ Omar B. Barrientos                         Date:    April 26, 1999
Omar Barrientos, Director

/s/ Robert Westerfield                         Date:    April 26, 1999
Robert Westerfield, Director

/s/ Gene Fairchild                             Date:    April 26, 1999
Gene Fairchild, Director

Louis J. Twiss                                 Date:    April 26, 1999
Louis J. Twiss, Director

/s/ William S. Brewster                        Date:    April 26, 1999
William S. Brewster, Director

                      Exhibit Index is located on page 39.


                                  EXHIBIT INDEX

Exhibit                                                           Located
Number            Description                                     on Page
------            -----------                                     -------

 3(i)             Articles of Incorporation                         41
                  of Papaya U.S.A. Corporation

                  Articles of Amendment                             46
                  Filed November 4, 1993

                  Articles of Amendment                             47
                  Filed December 26, 1995

                  Articles of Amendment                             49
                  Filed August 13, 1997

                  Letter of Amendment                               52
                  Filed July 28, 1997

3(ii)             Bylaws                                            53

  4.1             Description of Securities                         56

  4.2             Resolution of Board of Directors dated
                  May 31, 1997 re: rights of Preferred Stock        58

  4.3             Proposed Lockup Agreement between the
                  Shareholders and the Company                      59

                  Material Contracts

10.1              Technology Transfer Agreement & Addendum
                  between Cascada and Tesoro dated
                  September 30, 1993                                60

10.2              Viscachani Contract between
                  Cascada and Tesoro dated
                  September 30, 1993                                68

10.3              Viscachani Contract between
                  Tesoro and the Company dated
                  October 1, 1993                                   72

10.4              Water Contract between Paul
                  Miller Sr. Trust and Tesoro dated
                  October 22, 1995                                  75

                                      -39-

                            EXHIBIT INDEX (continued)

Exhibit                                                           Located
Number            Description                                     on Page
------            -----------                                     -------

10.5              Addendums to Water Contract
                  between Paul Miller Sr. Trust and
                  Tesoro dated January 10, 1997                     80

10.6              Quit Claim Deed and Release dated
                  August 18, 1998 between Dakota Mining
                  and Construction, Inc. and the Company            82

10.7              Letter of Intent between Paul Miller Sr.
                  Trust, Tesoro and Company dated July 13,
                  1998                                              84

10.8              Loan Agreement between Omar Barrientos
                  and the Company dated January 1, 1994             87

10.9              Note Agreement between Dr. Neil Kurti
                  and the Company dated November  11, 1995          93

99.1              Accountant's consent letter to use financial
                  statements dated October 8, 1998                  94